EXHIBIT 8.2

January 13, 2005

MILLICOM INTERNATIONAL CELLULAR S.A.

75 Route de Longwy
L-8080 Bertrange
Luxembourg

THE BANK OF NEW YORK, as Trustee

101 Barclay Street
New York, New York 10286
U.S.A

January 13, 2005

Dear Sirs,

Issuance of new US $550,000,000 Notes due 2013 issued by Millicom International Cellular S.A. in exchange of existing US $550,000,000 Notes due 2013 (hereafter "the Exchange")

        You have asked for our opinion on the Luxembourg tax implications of the Exchange and of the issue of new Senior Notes ("new Notes"). Specifically, you have asked for our opinion regarding the Luxembourg withholding tax treatment of the following types of payments:

  •
  interest payable by Millicom International Cellular S.A. ("MIC" or "the Issuer") on the new Notes

  •
  any payments upon early redemption of the new Notes;

        You have also asked us to address taxes that are potentially applicable to the above payments and that would result in MIC having to pay additional amounts.

        All defined terms that are included in Section "Description of the Notes" of the Registration Statement on Form F-4 (the "Registration Statement"), filed by MIC with the United States Securities and Exchange Commission on October [•], 2004, have the same meaning in this opinion, unless otherwise stated.

Scope and Use of the Opinion

        We have not considered any non-tax consequences arising from the Exchange or the issue of the new Notes. We do not express any opinion regarding any issues other than tax that are potentially applicable to the Exchange or the issue of the new Notes and that would result in the Issuer having to pay additional amounts. We also express no opinion other than as stated herein, and neither this letter nor any prior statements are intended to imply or to be an opinion on any other matters.

        This opinion is given in respect of the tax consequences relevant to the Exchange and the issue of the new Notes for:

  •
  the Issuer;

  •
  the Noteholders.

        Our opinion on matters relating to the tax position of the Noteholders is by its nature generic rather than specific to any particular Noteholder's situation. Consequently, Noteholders should seek specific advice on the implications in their particular circumstances, in Luxembourg as well as in their country of residence. We do not address the tax consequences for any other parties involved in the Exchange.

        Opinions expressed herein are not binding on the Luxembourg tax authorities, and there can be no assurance that the tax authorities will not take a position contrary to the opinions expressed herein. However, should the tax authorities challenge the tax treatment of the matters discussed below, the opinions expressed herein reflect our assessment of the probable outcome of appeals based solely on the analysis of existing legislation and practice.

        Our opinion is not binding on MIC and we can give no assurance that MIC will not take filing positions contrary to those set out in this opinion.

        This opinion is given solely for the benefit of MIC, the Issuer, the Trustee of the Notes and the Noteholders. It is not to be relied upon by any other persons. We consent to the use of our name in the "Legal Matters" section of the Registration Statement and to the filing of this opinion with the SEC as an exhibit to the Registration Statement.

Basis for the Opinion

        The opinion expressed in this letter is based on facts described under the "Background" heading below. Some of these facts are based on the documents and agreements MIC and/or its legal advisers have provided to us. We have not done any work to verify the accuracy of these facts and have accepted the information without further investigation. In particular, our opinion is based on the Registration Statement.

        We have not received any representations from MIC that to the best of its knowledge and belief, we have been provided all facts of which it is aware relating to the Exchange.

        Any misstatement or omission of a material fact or any amendment or change in any of the facts as they were presented to us may require a modification of all or a part of our opinion. We have no responsibility to update this opinion for events, transactions, or circumstances occurring after the date of this opinion.

        The opinion expressed herein is based upon our interpretations of the tax laws of Luxembourg and practice as it is known as in effect on the date of issuance of this opinion. This opinion is subject to any changes in these laws and practice that may come into effect after that date. We assume no obligation to update this opinion after the date of issuance for any such changes.

        If there is a change in the above regulations or in the interpretation of the applicable authorities, the opinions expressed herein would necessarily have to be reevaluated in light of any such changes.

        Our opinion is not binding on any tax authority and we can give no assurance that one or more tax authorities will not have a view of the law different to that set out below.

1.     Background

1.1.  General Description of the Structure and Description of the new Notes

        The new Notes will be senior unsecured obligations due 2013 in the aggregate principal amount of US $550,000,000 and issued by MIC in exchange for the existing US $550,000,000 Notes due 2013 (the "existing Notes") that have the same characteristics in all material respects to the terms of the existing Notes, except that the new Notes have been registered under the U.S. Securities Act of 1933, as amended, and the transfer restrictions and registration rights relating to the existing Notes do not apply to the new Notes.

        The new Notes will bear interest at the rate of 10% per annum from the Closing Date, payable semi-annually in arrears on June 1 and December 1 of each year (with the first interest payment payable on June 1, 2004), with a final maturity on December 1, 2013. The interest on the new Notes will be payable in cash. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

1.2.  Early Redemption

        The new Notes may be redeemed at the option of MIC under the conditions specified in the section "Description of the Notes" in the Registration Statement. Redemption is to occur at the following redemption price:

Prior to December 1, 2006 (under defined conditions)	110%
In the 12-month period commencing on December 1, 2008	105%
In the 12-month period commencing on December 1, 2009	103.333%
In the 12-month period commencing on December 1, 2010	101.667%
In the 12-month period commencing on December 1, 2011 and thereafter	100%

of the outstanding principal amount plus accrued and unpaid interest to the date of redemption. Specific conditions apply to an early redemption of the new Notes. The new Notes may also be redeemed under certain other circumstances as described in the section "Description of the Notes" of the Registration Statement, in which situation a specific redemption price may be applicable. In each case, MIC will pay accrued and unpaid interest to, but not including, the redemption date.

2.     Luxembourg Tax Treatment

        We have expressed hereafter our opinion on the Luxembourg tax treatment applicable to the Issuer regarding the issue of the new Notes. The following opinion is based on the Luxembourg tax law as in effect on the date of issuance of this opinion and is subject to any changes that may come into effect after that date.

2.1.  Tax consequences at the level of the issuer

2.1.1. Tax status of the Issuer

        The Issuer is a fully taxable company subject to Luxembourg corporate income tax. The Luxembourg aggregate corporate income tax rate is 30,38% for companies based in Bertrange.

2.1.2. Tax residence of the Issuer

        For Luxembourg tax purposes, the Issuer is treated as tax resident in Luxembourg by virtue of having its legal seat in Luxembourg under Luxembourg law.

        The Issuer will also be subject to the application of the provisions of the double tax treaties concluded by Luxembourg. Under the terms of such treaties, a company is generally treated as a resident of a contracting state, provided that it is subject to tax in that contracting state due to its domicile, residence, seat of effective management or other similar criteria. According to our information, MIC has its place of effective management in Luxembourg and is therefore considered as resident in Luxembourg for purposes of applying the double tax treaties concluded by Luxembourg. A certificate of residence may therefore be obtained from the Luxembourg tax authorities upon request.

2.1.3. Tax consequences of the Exchange

        The Exchange will not give rise to any capital gain in the commercial accounts of MIC. However, according to current Luxembourg tax law, there is no possibility to file tax returns in a functional currency other than EUR, which implies that for tax purposes a EUR-denominated tax balance sheet needs to be drawn up at the balance sheet date. Accordingly, although the principal amounts of the existing Notes and of the new Notes are identical and no gain or loss will be realized in the commercial accounts of MIC, the Exchange is likely to give rise to a foreign exchange result in the tax balance sheet of MIC. Such foreign exchange result will be taxable or deductible, as the case may be.

2.1.4. Tax consequences of the issue

2.1.4.1. Debt/equity ratio

        Luxembourg tax law does not contain any formal thin capitalisation rules. However, the Luxembourg tax administration requires in practice that for certain activities a Luxembourg company comply with a debt:equity ratio of 85:15.

        Should this ratio not be met, the tax authorities may recharacterize the interest payments in relation to excess debt as a hidden profit distribution, under the provisions of Article 164 (3) ITL. This implies that the excess interest will not be deductible in accordance with Article 164 (3) ITL and will suffer a 20% withholding tax on the gross amount recharacterized in accordance with Article 146 (1) ITL. This withholding tax may be reduced under the relevant tax treaty.

        These thin capitalisation guidelines provided for by the Luxembourg tax authorities generally apply only when the indebtedness is intended for the financing of shareholdings and when the funds are provided by related entities of a same group. As we understand that the new Notes will be subscribed for on a public market by investors that are not shareholders of MIC and that do not belong to the Millicom group, the debt:equity requirements will not be applicable.

2.1.4.2. Foreign exchange

        As mentioned above under paragraph 2.1.3., according to current Luxembourg tax law, there is no possibility to file tax returns in a functional currency other than EUR, which implies that for tax purposes a EUR-denominated tax balance sheet needs to be drawn up at the balance sheet date. As a result of the need to draw up a tax balance sheet, MIC has a general foreign exchange exposure. In particular, as the new Notes are denominated in USD, while MIC is for tax purposes required to prepare a tax balance sheet in EUR, MIC may realize a taxable foreign exchange gain or tax-deductible foreign exchange loss on the (early or final) redemption of the new Notes.

2.1.5. Interest payments to the Noteholders

        The interest due to the Noteholders will generally be considered as deductible for Luxembourg tax purposes at the level of MIC. However, to the extent that the new Notes are considered to finance assets that produce tax-exempt income at the level of MIC, the deduction of the interest may be restricted.

2.1.5.1. Early Redemption

        Any payments of interest and principal made in connection with the early redemption of the new Notes following one of the events specified in section 1.2. would attract the same tax treatment and limitations as interest and principal amounts paid in the absence of early redemption. As a result, the portion of the redemption amount corresponding to the accrued interest on the principal will be considered as deductible for Luxembourg tax purposes at the level of MIC. However, upon the early redemption of the new Notes at a value higher or lower than the par value of the new Notes, a taxable capital gain or a tax-deductible capital loss could be realized. In addition, a taxable foreign exchange gain or tax-deductible foreign exchange loss may be realized (see 2.1.4.2. above).

2.1.5.2. Withholding Tax on Interest Paid on the new Notes

        Based on the Luxembourg legislation in force at the date of issuance of the opinion, there is no withholding tax on interest, other than interest on profit participating Notes, payable to either resident or non-resident Noteholders so long as the interest rate is considered to be at arm's length. Since the payments made by the Issuer to the Noteholders will not depend on the profit generated by the Issuer, such payments will not be subject to any withholding tax in Luxembourg, subject to the points below.

        As the new Notes will be issued on a public market to third parties, the interest rate will prima facie be considered to correspond to market conditions and will, therefore, be considered at arm's length.

        A European Directive regarding the taxation of savings income in the form of interest payments within the European Community ("Savings Directive") was passed on June 3, 2003 and published on June 26, 2003. Subject to a number of important conditions being met, the Savings Directive foresees that European Union Member States will have to provide to the tax authorities of another Member State details of payments of interest or similar income paid by a person within its jurisdiction to an individual who is the beneficial owner of the interest and resident in that other Member State. Luxembourg, Austria and Belgium may, however, apply a withholding tax system for a transitional period starting on July 1, 2005 (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). The withholding tax rates under the Savings Directive are 15% during the first three years from the date of application of the Directive, 20% during the subsequent three years and 35% thereafter. The Savings Directive further proscribes that an individual subject to the withholding regime set by Luxembourg, Austria or Belgium should have the right to elect that the exchange of information regime be applied instead.

        The Savings Directive should be fully implemented and in force by July 1, 2005. To the best of our knowledge, the government has recently passed a draft law and deposited it at the Luxembourg Parliament, where the text will be discussed. In our view, it is likely that payments of interest to individual beneficial owners who are residents of a European Union Member State will be subject to these provisions for payments under the Notes made on or after July 1, 2005.

        In the event that there were an obligation to withhold tax under the Savings Directive as implemented in Luxembourg domestic law, there would be no obligation on MIC to increase the interest payment as described in section "Description of the Notes" of the Registration Statement.

2.1.6. Other Luxembourg taxes due by the Issuer

2.1.6.1. Net Worth Tax

        The Issuer, as a fully taxable Luxembourg company, will be subject to an annual net worth tax at a rate of 0.5 per cent. The net worth is determined on 1 January of each year, based on the financial statements of the preceding year. The taxable basis is determined as the market value of all the assets as of 31 December of each year (including cash and receivables) less the market value of the liabilities at the same date.

        Based on the above, the Issuer should be liable annually to Luxembourg Net Worth Tax on its Net Worth. The new Notes will be deductible from the Issuer's net worth provided that certain conditions are met. A minimum Net Worth Tax of EURO 62,5 will be due in any event.

        Since January 2002, the Net Worth Tax can be reduced under certain conditions.

2.1.6.2. Capital duty

        In case of incorporation and capital increase, Luxembourg companies are subject to a capital duty computed at the rate of 1%.

        The tax is due on the subscribed capital, share premium (if any) and on any subsequent capital increases except in case of capital increases realised by transferring free reserves or retained earnings to the capital account. The rules are applicable whatever the form of the contribution to the Luxembourg company, i.e. cash contributions or contributions-in-kind. In case of contributions-in-kind, the capital duty is computed on the actual market value of the goods contributed.

        Capital duty will not be due in respect of the new Notes issued.

2.1.6.3. Registration tax

        There is no Luxembourg registration tax, capital tax, stamp duty or any other similar tax or duty (other than nominal court fees and contributions for the registration with the Chamber of Commerce) payable in Luxembourg in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the new Notes or the performance of the issuing Issuer's obligations under the new Notes, except that in the case of court proceedings in a Luxembourg court or the presentation of the documents relating to the new Notes, other than the new Notes, to an "autorité constituée", such court or "autorité constituée" may require registration thereof, in which case the documents may be subject to registration duties depending on the nature of the documents.

2.1.6.4. Value added tax

        There is no Luxembourg value added tax payable in respect of payments in consideration for the issue of the new Notes or in respect of the payment of interest or principal under the new Notes or the transfer of a bond. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered, or deemed to be rendered, to MIC and an exemption from value added tax may not apply with respect to such services.

2.2.  Taxes on Income and Capital Gains regarding the Noteholders

2.2.1. Taxes on the Exchange of Notes

        Noteholders will not become resident or be deemed to be resident in Luxembourg by reason of the holding of the new Notes or the execution, performance, delivery and/or enforcement of the new Notes.

        Resident corporate holders will be subject to Luxembourg income tax at ordinary tax rates on all for tax purposes recognized capital gains (including foreign exchange results) realized on the exchange of the notes. Any foreign exchange gain will be taxable whereas any foreign exchange loss will be tax deductible.

        For resident individuals, capital gains (including foreign exchange results) realized on the Exchange of the Notes within six months after their acquisition will be fully taxable (except when the total "speculation profit" is lower than EUR 500 for the year) at ordinary rates. Should these capital gains be realized after this six-month period, the capital gains will be exempt from income taxes. Any foreign exchange gain will be taxable (except when the Exchange takes place after a six-month period as from the acquisition of the old notes) whereas any foreign exchange loss will be tax-deductible (except when the Exchange takes place after a six-month period as from the acquisition of the old notes), within the same category of income up to certain limits.

        Luxembourg non-resident holders, corporate or individuals, will not be subject to Luxembourg income tax on the realization of capital gains (including foreign exchange results) on the Exchange, to the extent that these are not attributable to the business income of a permanent establishment located in Luxembourg. In the latter case, all income will be taxable at ordinary income tax rates whereas all losses will be tax deductible.

2.2.2. Tax aspects of the issue

2.2.2.1. Taxes on Interest Income regarding the Noteholders

        Fully taxable Luxembourg resident Noteholders, or non-resident Noteholders who have a permanent establishment in Luxembourg with which the holding of the Notes is connected, must for Luxembourg income tax purposes include any interest received in their taxable income. They will not be liable for any Luxembourg income tax on repayment of principal.

        Noteholders who are non-resident of Luxembourg and who do not hold the new Notes through a permanent establishment in Luxembourg, and as long as the Savings Directive mentioned above is still not applicable in the Grand-Duchy of Luxembourg, are not liable to Luxembourg income tax on

  (i)
  payments of principal or interest,

  (ii)
  accrued but unpaid interest,

  (iii)
  payments received upon redemption, repurchase or exchange of the Notes, or

  (iv)
  capital gains on the sale of any Notes (including foreign exchange results).

        Once the Savings Directive has become applicable, interest payments to Noteholders may be subject to withholding tax as described in 2.1.5.2.

2.2.2.2. Taxes on Capital Gains regarding the Noteholders

        Individual Luxembourg resident Noteholders are not subject to taxation on capital gains upon the disposal of the new Notes, unless the disposal of the new Notes precedes the acquisition of the new Notes, or the new Notes are disposed of within six months of the date of acquisition of these new Notes. Upon a repurchase, redemption or exchange of the new Notes, individual Luxembourg resident Noteholders may, however, be required to include the portion of the repurchase, redemption or exchange price corresponding to accrued but unpaid interest in their taxable income.

        A corporate entity, or "société de capitaux", which is a Luxembourg resident Noteholder, or a non-resident that has a Luxembourg permanent establishment to which the new Notes are attributed, will need to include in its taxable income the difference between the sale, repurchase, redemption or exchange price (including accrued but unpaid interest) and the lower of cost or book value of the new Notes sold, repurchased, redeemed or exchanged. These Noteholders should not be liable for any Luxembourg income tax on repayment of principal upon repurchase, redemption or exchange of the new Notes. Special rules may apply to certain types of investors.

        Luxembourg non-resident holders, corporate or individuals, should not be subject to Luxembourg income tax on the realization of capital gains (including foreign exchange results) on the transfer of the new Notes, to the extent that these are not attributable to the business income of a permanent establishment located in Luxembourg. In the latter case, all income should be taxable at ordinary income tax rates whereas all losses will be tax deductible.

2.2.3 Other Taxes payable by the Noteholders

2.2.3.1. Transfer tax

        No gift, estate or inheritance taxes are levied on the transfer of the new Notes by way of gift by, or on the death of a Noteholder unless:

  (i)
  the Noteholder is, or is deemed to be, resident in Luxembourg, for the purpose of the relevant provisions; or

  (ii)
  the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of death or gift, is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions; or

  (iii)
  such new Note is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg; or

  (iv)
  the gift is registered in Luxembourg, which is not mandatory.

2.2.3.2. Net worth tax

        Luxembourg net wealth tax will not be levied on a Noteholder, unless

  (i)
  such Noteholder is or is deemed to be resident in Luxembourg for the purpose of the relevant legal provisions; or

  (ii)
  the new Notes are attributable to an enterprise or part thereof, which is carried on through a permanent establishment or a permanent representative in Luxembourg.

* * *

        We confirm that we have reviewed the information in the Registration Statement. In our opinion, the statements of law contained therein are accurate and correct in all material aspects and do not include any untrue statement of a material fact or omit to state a material fact necessary in order to ensure that the statements therein, in the light of the circumstances under which they were made, are not misleading.

Sincerely yours,

Anja Taferner	Marc Schmitz